

Mail Stop 7010

September 14, 2007

J. Michael Pearson
President and Chief Executive Officer
Orion Marine Group, Inc.
12550 Fuqua
Houston, Texas 77034

Re: Orion Marine Group, Inc.
Registration Statement on Form S-1
Filed on August 20, 2007
File No. 333-145588

Dear Mr. Pearson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that we may have comments on the legal opinion once it is filed.

Cover Page

2.   Because there is currently no market for your common shares please revise your cover page and plan of distribution to provide that selling shareholders will sell at a fixed price or bona fide range until your securities are quoted on the Nasdaq Global Market and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933 and Item 503(b)(3) of Regulation S-K.

Summary Consolidated Financial Data, page 7

3.   Please tell us how you determined the amount of basic weighted average shares outstanding for the years ended December 31, 2002 and 2003 as well as the period from January 1 to October 13, 2004. It is unclear why the number of weighted average shares outstanding would decrease from 15,872,360 for the period January 1 to October 13, 2004 to 15,695,067 for the period October 14 to December 31, 2004, when no shares appear to have been redeemed or bought back during that time period.

Risk Factors, page 10

4.   Please delete the second sentence of the first paragraph on page 10. All material risks should be described. If risks are not deemed material, you should not reference them.

Failure to establish and maintain effective internal control . . . , page 19

5.   If you have identified any material deficiencies related to your disclosure controls or internal controls, please disclose.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities, page 37

6.   Net income, adjusted for non-cash items is considered a non-GAAP measure. Please either remove this measure from your filing or revise your filing to include the non-GAAP disclosures required by Item 10(e) of Regulation S-K.

Business

Our Business, page 41

7.   We note your discussion of EBITDA throughout the filing and in particular on pages 1, 29 and 41. In each of these instances, please revise to also include discussion of net income so that the non-GAAP EBITDA measure does not receive greater prominence than the most directly comparable GAAP measure. Refer to Item 10(e) of Regulation S-K.

Environmental Matters, page 56

8.   Please disclose any material estimated capital expenditures for environmental control facilities. See Item 101(b)(2)(xii) of Regulation S-K.

9.   Please also ensure that you discuss all of the environmental provisions that may have a material affect on you. We note your statement that you discuss "some of" the environmental provisions that apply to your activities.

Legal Proceedings, page 58

10.   Please disclose the name of the court in which the class action proceedings are pending, the date instituted, and the relief sought. See Item 103 of Regulation S-K.

Compensation Discussion and Analysis, page 65

Role of Executive Officers in Compensation Decisions, page 66

11.   We note that the CEO plays a significant role in the compensation-setting process. Please disclose whether the compensation committee approved Mr. Pearson's recommendations for salary and compensation awards for 2006, or discuss the extent to which the committee determined to pay or award compensation other than as recommended.

Performance-Based Incentive Compensation, page 67

12.   With regard to company performance, we note that you have not disclosed any specific target levels of corporate performance. Please disclose the 2006 and 2007 target levels for each item of corporate performance that are measured. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

13.   Please describe the formulas (for between 80% and 110% and above 110%) upon which you determine to increase the aggregate size of the bonus pool.

Certain Relationships and Related Party Transactions, page 84

14.   Please disclose the relationship between each party to the redemption agreement to each other and to the company or its affiliates and the purpose of this agreement.

15.   Please describe your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K. For example, please discuss the types of transactions that are covered and state whether the policies and procedures are in writing or how else they are evidenced.

Selling Shareholders, page 85

16.   Please disclose the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

17.   Please disclose the names of the selling shareholders who are broker-dealers or affiliates of a broker dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. Broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Description of Capital Stock, page 86

18.   Please remove your statement that the discussion does not give full effect to the terms of statutory or common law that may affect a person's rights as a stockholder. You are required to discuss the items described in Item 202 of Regulation S-K. To the extent the items are impacted by statutory or common law, they must still be described as required by Regulation S-K.

Annual Audited Consolidated Financial Statements

General

19.   It appears from your disclosures on page 49 that you provide a variety of different services which could be considered operating segments as defined in SFAS 131. Furthermore, it appears from your disclosures on page 34 that some of the services you provide may be more profitable than others. Please tell us how you determined your operating segments in accordance with paragraphs 10-15 of SFAS 131. If applicable, please also discuss how you determined it was appropriate to aggregate two or more operating segments into a single reportable segment in accordance with paragraph 17 of SFAS 131.

20.   As a related matter, if you determine that you have more than one reportable segment, please also revise your MD&A to include relevant disclosures regarding your results of operations and financial condition by segment. Refer to Item 303(a) of Regulation S-K.

21.   Please revise to provide the enterprise-wide disclosures required by paragraphs 36-39 of SFAS 131.

Consolidated Statements of Income, page F-4

22.   Please revise your filing throughout to include gains and losses on the sale of property and equipment as a component of operating income instead of as a component of other (income) expense. Alternatively, please tell us why you believe your presentation is appropriate. Refer to paragraph 45 of SFAS 144.

Consolidated Statement of Stockholders' Equity, page F-5

23.   It appears that you did not give retroactive effect to the February 2005 stock split in your statement of stockholders' equity for the period ended December 31, 2004. Please revise your filing accordingly. Refer to SAB Topic 4C.

24.   Please revise to include a statement of stockholders' equity for the predecessor period from January 1 through October 13, 2004.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

25.   Please revise to disclose your accounting policy for pre-contract costs associated with unsuccessful bids. It is unclear if you expense these costs immediately upon notification that the bid was unsuccessful or if you occasionally defer these costs. To the extent that you defer contract costs associated with unsuccessful bids, please revise your filing to describe the circumstances under which you defer these costs and quantify the amount of any deferred costs as of each balance sheet date presented.

Property and Equipment, page F-10

26.   Please revise your filing to provide a more robust explanation of your accounting policies regarding the factors you consider in determining whether to expense or capitalize maintenance costs. For example, we note from your disclosures on page 37 that you substantially overhauled and upgraded a dredge. In order to help us better understand your capitalization policy, please tell us the following regarding your 2006 dredge upgrade:

- Quantify the costs capitalized in total and by type of cost;
- Quantify the costs expensed in total and by type of cost (if any);
- The original amortization period associated with the dredge when first acquired or built;

- The remaining amortization period associated with the dredge at the time of the 2006 upgrade;
- The estimated number of useful years added to the life of the dredge as a result of the 2006 upgrade; and
- The frequency with which each type of capitalized maintenance cost must be performed in order to keep the equipment functioning.

27.   As a related matter, we note your disclosure on page F-7 that you consider the amortization period of maintenance and repairs for dry-docking activity to be a critical accounting estimate. Please revise your filing here and on page 32 to more fully describe your accounting policies for maintenance and repairs for dry-docking activity, including the amortization periods you use and how you evaluate the appropriateness of these amortization periods on an on-going basis.

Self-Insurance, page F-11

28.   Please revise your filing here and on pages 33 and 55 to disclose the extent to which you have excess loss insurance. Your revised disclosures should quantify the thresholds at which the excess loss insurance coverage would take effect for each risk (e.g. workers compensation, automobile liability, etc) and should identify the risks for which you have no excess loss coverage.

Note 11 – Earnings per Share, page F-18

29.   Your reconciliation of the numerators and denominators used in the computations of basic and diluted earnings per share should be audited. Please revise as necessary to remove the reference to unaudited information from each of the column headings. Please also disclose separately, by type of security, the number of shares that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented.

30.   Please tell us whether or not you include unvested shares of restricted stock in your computation of basic EPS. If you do include these shares in your computation, please tell us the authoritative literature you relied upon to support your accounting treatment.

Interim Unaudited Consolidated Financial Statements

General

31.   Where a comment above requests additional disclosures or other revisions to be made to your annual financial statements, please also revise your interim financial statements to address the comments as appropriate.

Consolidated Statements of Cash Flows, page F-25

32.   It appears that your cash flow presentation has netted the proceeds from the sale of your common stock against the redemption of your common stock and the liquidation of your preferred stock. Please revise your cash flow statement to separately present each of these transactions.

Schedule II – Valuation and Qualifying Accounts

33.   It appears from your Schedule II and your statements of cash flows on pages F-6 and F-25 that you established an allowance for doubtful accounts in the amount of $500,000 during the year ended December 31, 2006 but that you have not had any direct or indirect write-offs of doubtful accounts during any period presented in your filing. Please confirm that this statement is accurate. If our understanding is incorrect, please revise your schedule to include both the write-offs and the entry necessary to replenish the allowance for each period presented.

Signatures

34.   Please revise to indicate that the principal accounting officer or controller has also signed the registration statement pursuant to Instruction 1 to Signatures on Form S-1.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes at (202) 551-3424 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Kyle K. Fox, Esq.
Vinson & Elkins, LLP
The Terrace 7
2801 Via Fortuna, Suite 100
Austin, Texas 78746